File No. 70-10312

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-1/A

PRE-EFFECTIVE AMENDMENT NO. 1 TO DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

(Name of company filing this statement and address for purposes of application)

ScottishPower plc

1 Atlantic Quay

Glasgow G2 8SP

Scotland UK

(Name of top registered holding company parent of each applicant or declarant)

ScottishPower plc

(Name and addresses of agents for service)

Ian S. M. Russell

Chief Executive

ScottishPower plc

1 Atlantic Quay

Glasgow G2 8SP

Scotland, UK

With copies to:

Simon Lowth, Executive Director, Finance and Strategy

Andrew Mitchell, Company Secretary James Stanley, General Counsel ScottishPower plc 1 Atlantic Quay Glasgow G2 8SP Scotland, UK	M. Douglas Dunn John T. O’Connor Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

Defined Terms

1.	Agreement means the Stock Purchase Agreement dated May 23, 2005 pursuant to which ScottishPower and PHI agreed to sell and MidAmerican agreed to buy all of the Common Stock of PacifiCorp.

2.	Applicant means ScottishPower plc.

3.	Common Stock means 100% of the 312,176,089 issued and outstanding common shares of PacifiCorp.

4.	Intermediate Companies means ScottishPower NA1 Ltd., ScottishPower NA2 Ltd., and PacifiCorp Holdings, Inc.

5.	MidAmerican means MidAmerican Energy Holdings Company.

6.	PacifiCorp means PacifiCorp and its utility divisional structure.

7.	PHI means PacifiCorp Holdings, Inc.

8.	PPM means PPM Energy, Inc. which invests in North American nonutility businesses including windfarms and gas storage facilities.

9.	ScottishPower means ScottishPower plc.

10.	Shareholders means all holders of ScottishPower ordinary shares and American depositary shares.

11.	ScottishPower System means ScottishPower and all of its subsidiary companies.

12.	Transaction has the meaning ascribed to it in the Introduction.

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The declaration in this proceeding, filed with the Commission on June 9, 2005, is hereby amended and restated in its entirety to read as follows:

ITEM 1.	DESCRIPTION

A.	Introduction

ScottishPower, organized in Scotland and the ultimate holding company of the ScottishPower System, was formed following the reorganization of ScottishPower UK plc to facilitate ScottishPower’s November 29, 1999, merger with PacifiCorp, an Oregon corporation and a public utility company as defined under Section 2(a)(5) of the Public Utility Holding Company Act of 1935, as amended (“Act”). As a result thereof, ScottishPower and the Intermediate Companies in the corporate structure between ScottishPower and PacifiCorp are registered holding companies that directly and indirectly hold the Common Stock. ScottishPower and the Intermediate Holding Companies intend to sell the Common Stock to a non-affiliated third-party, MidAmerican (“Transaction”). This declaration (“Declaration”) seeks approval pursuant to Section 12(e) of the Act for ScottishPower to solicit proxies from its Shareholders to approve the Transaction at an extraordinary general meeting of Shareholders to be held on July 22, 2005 (“Extraordinary General Meeting”). By subsequent application, ScottishPower will seek approval under Section 12(d) of the Act to execute the Transaction and, upon completion of the Transaction, an order de-registering ScottishPower and the Intermediate Holding Companies under Section 5(d) of the Act.

B.	Proposed Sale of the Stock of a Public Utility Company to be put to a Vote of the Holding Company Shareholders

PacifiCorp is a wholly-owned public utility subsidiary company of ScottishPower that serves approximately 1.6 million retail customers in a service territory aggregating about 136,000 square miles in portions of six western states: Utah, Oregon, Wyoming, Washington, Idaho and California. The combined service territory’s diverse regional economy ranges from rural, agricultural and mining areas to urbanized manufacturing and government service centers. On May 23, 2005, ScottishPower, PHI and MidAmerican entered into the Agreement pursuant to which ScottishPower and PHI agreed to sell and transfer to MidAmerican, and MidAmerican agreed to purchase from ScottishPower and PHI, all of the Common Stock. A copy of the Agreement is filed as Exhibit B-1 to this Declaration.

In consideration for the sale and transfer of the Common Stock, MidAmerican agreed to pay to ScottishPower and PHI an amount equal to $5.1 billion in cash and to assume approximately $4.3 billion in net debt and preferred stock, which will remain at PacifiCorp.

In addition, ScottishPower has agreed to make annual payments of $4.0 million to MidAmerican on each anniversary of completion of the Transaction for a period of 25 years. Such amounts represent royalty payments in respect of certain non-regulated businesses currently reported as part of the PacifiCorp segment in the financial reports for the ScottishPower System, which were not included in the Transaction.

1.	Background of the Transaction

ScottishPower conducted a strategic review of its ownership of PacifiCorp as a result of its recent performance and its anticipated future investment requirements. The review examined PacifiCorp’s future capital investment requirements, the likely development of its regulatory regimes, the scope for further operational efficiencies and improvements and the scale and timing of further improvements in its achieved rates of return. In addition, ScottishPower considered the opportunities for growth and returns that exist in its other businesses.

After examining several options including, among others, retaining PacifiCorp, ScottishPower concluded in May, 2005, that in light of the scale and timing of PacifiCorp’s expected capital investment requirements and the likely profile of returns from that investment, Shareholders’ interests were best served by a sale of PacifiCorp and a return of capital to Shareholders. Accordingly, on May 23, 2005, ScottishPower entered into the Agreement.

The Transaction will enable ScottishPower to focus its management and capital on the continued development of its UK businesses and PPM. These businesses have driven ScottishPower’s profit growth over the last two years and delivered overall returns ahead of ScottishPower’s cost of capital. In addition, these businesses have substantial opportunities for continued growth through capital investment and improved operational performance.

2.	Financial effects of the Transaction and return of capital

MidAmerican will acquire the equity of PacifiCorp for $5.1 billion and will be assuming net debt at completion expected to be approximately $4.3 billion which gives a total price for PacifiCorp of approximately $9.4 billion.

In light of the strategic review and proposed Transaction, the directors of ScottishPower undertook a review of the recoverable value of goodwill relating to PacifiCorp. As a result of this review, an exceptional impairment charge of £927 million, under UK GAAP, has been made in ScottishPower’s results for the year ended March 31, 2005. Pending completion of the Transaction, PacifiCorp will be treated as a discontinued operation in the financial statements of ScottishPower. The impairment amount excludes foreign exchange gains of £485 million, achieved to date, which will be reflected in ScottishPower’s income statement when the Transaction is closed.

In the period prior to closing, ScottishPower has agreed to invest additional equity in PacifiCorp to fund ongoing capital expenditures in line with PacifiCorp’s current plan. Pursuant to these arrangements, ScottishPower will invest $500 million during the financial year 2005/06. In addition ScottishPower has agreed to make further investments of up to $525 million during the financial year 2006/07, contributed quarterly. At the closing, MidAmerican will reimburse ScottishPower for any investments made in respect of the financial year 2006/07.

Between signing of the Agreement and completion of the Transaction, ScottishPower is entitled to dividends from PacifiCorp in line with PacifiCorp’s current plan. Pursuant to these arrangements, it is expected that ScottishPower will receive $214.8 million of dividends during the financial year 2005/06, and up to $242.3 million of dividends during the financial year 2006/07, such amounts to accrue monthly and be payable quarterly.

After the closing of the Transaction, ScottishPower intends to return approximately $4.5 billion of the net proceeds from the Transaction to Shareholders, with the balance to be invested in UK businesses and PPM.

3.	Other key terms of the Transaction

Completion of the Transaction is conditional upon, among other things: (i) the approval of the Shareholders of ScottishPower; (ii) approvals at the US federal level of this Commission, pursuant to Act, the Federal Energy Regulatory Commission, the Department of Justice or Federal Trade Commission, the Federal Communications Commission and the Nuclear Regulatory Commission, all without conditions that would have a material adverse effect on the PacifiCorp business; (iii) approvals at the US state level in Oregon, Utah, Washington, Wyoming, California and Idaho, provided that such state approvals are not subject to conditions whose effect would be meaningfully adverse to the business of PacifiCorp; (iv) the representations and warranties of the parties contained in the Agreement remaining true and correct; (v) the parties performing their covenants and obligations under the Agreement in all material respects; and (vi) no material adverse effect in relation to PacifiCorp having occurred.

The Agreement may be terminated prior to closing by mutual agreement of the parties or otherwise in certain circumstances including (i) material breach of the representations, warranties or covenants of the parties; (ii) the Shareholders of ScottishPower not approving the Transaction; (iii) the Transaction not having been completed by May 23, 2006 or, in certain circumstances, by February 17, 2007. In addition, MidAmerican may terminate the Agreement if the ScottishPower Board withdraws or adversely modifies its recommendation of the Transaction.

ScottishPower has also agreed that it will not initiate, solicit or engage in negotiations concerning any alternative proposals relating to PacifiCorp other than in certain specified circumstances.

ScottishPower and MidAmerican have entered into a break fee arrangement in connection with the Transaction. The maximum aggregate amount payable in break fees by either party is $250 million.

C.	Solicitation of Proxies

In conjunction with Section 2.19 of the Agreement and in view of the size of the Transaction, ScottishPower is required, pursuant to the Listing Rules, as published by the United Kingdom Listing Authority, to convene a meeting of its Shareholders for the purpose of obtaining required stockholder approval relating to the Transaction.1 ScottishPower will seek to obtain the affirmative vote of a majority of votes cast by its Shareholders of its ordinary shares

[1]	Pursuant to the rules of the UK Listing Authority, the Transaction will be a Class 1 transaction for ScottishPower. A Class 1 transaction is defined as a transaction where at least one of the percentage ratios in the five calculations as set out in the Listing Rules (based upon assets, profits, turnover, consideration to market capitalization and gross capital of, in this case, ScottishPower and PacifiCorp) is 25% or more. Where a UK listed company proposes to enter into a Class 1 transaction, it must, among other things, obtain the prior approval of its shareholders in general meeting, and any agreement effecting the transaction must be conditional upon such approval being obtained.

represented at the Extraordinary General Meeting. In the event ScottishPower does not receive such majority vote of the Shareholders, the Transaction cannot be completed.

In the case of the American depositary shareholders (the “ADS Holders”),2 JP Morgan Chase Bank, the depositary on ScottishPower ordinary shares (the “Depositary”), has appointed all ADS Holders directly on its register to attend and vote on the Transaction at the Extraordinary General Meeting. Each such person has the right to vote in person or may appoint the Depositary or any other person to act as its proxy. The Depositary will be available at the Extraordinary General Meeting to verify appointments and the right to attend. A draft of the ScottishPower preliminary proxy materials was filed as Exhibit B-2. The final proxy materials are filed as Exhibit B-3.

ScottishPower intends to begin mailing definitive proxy materials to its stockholders on June 30, 2005, for the Extraordinary General Meeting. As noted above, ScottishPower’s Extraordinary General Meeting will be held on July 22, 2005. Accordingly, ScottishPower respectfully requests that the Commission grant it authority to provide its stockholders with such proxy materials in their final form (the “Solicitation”) as soon as practicable. In this regard, ScottishPower asks the Commission to issue a notice of the Transaction in the form filed herewith as Exhibit G and, concurrently therewith, that the Commission enter an appropriate order authorizing the Solicitation effective upon the date the notice/order is issued.

D.	Summary of Application

In summary, Applicants request, pursuant to the information set forth above, (to the extent they are not otherwise exempt from the Act) authorization for the Solicitation.

ITEM 2.	FEES, COMMISSIONS AND EXPENSES

It is estimated that the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the Solicitation, will total approximately:

Estimated proxy solicitation fees and expenses	Approximately	$4,000.00
Estimated printing and mailing expenses	Approximately	$945,000.00
Legal fees and expenses	Approximately	$220,000.00
TOTAL	Approximately	$1,169,000.00

[2]	Each American depositary share represents four ScottishPower ordinary shares

ITEM 3.	APPLICABLE STATUTORY PROVISIONS

Section 12(e) of the Act and Rules 54, 62 and 65 are considered applicable to the Solicitation.

To the extent that the Solicitation is considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

Section 12(e) and Rules 62 and 65

Section 12(e) provides that it shall be unlawful for any person to solicit or permit the use of his or its name to solicit, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, any proxy, power of attorney, consent, or authorization regarding any security of a registered holding company or a subsidiary company thereof in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers. Applicants respectfully request authorization for the Solicitation.

Rule 54

Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator (“EWG”) or a foreign utility company (“FUCO”), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

ScottishPower currently does not meet the conditions of Rule 53(a)(1). At March 31, 2005, ScottishPower’s “aggregate investment” (as defined in Rule 53(a)(1)) was approximately $2,440.6 million. At March 31, 2005, ScottishPower’s “consolidated retained earnings” (also as defined in Rule 53(a)(1)) were approximately $2158.6 million.

Accordingly, at March 31, 2005, ScottishPower’s aggregate investment exceeded 50% of its consolidated earnings, the “safe harbor” limitation contained in Rule 53(a). However, by order dated May 28, 2004 HCAR No. 27851, the Commission authorized ScottishPower to increase its aggregate investment above the safe harbor limit of Rule 53(a). ScottishPower satisfies all of the other conditions of paragraphs (a), (b) and (c) of Rule 53.

ITEM 4.	REGULATORY APPROVALS

While the Transaction is subject to the approvals summarized in this Declaration, other than the Commission under the Act, no U.S. federal or state regulatory agency has jurisdiction over the Solicitation.

Pursuant to the Listing Rules, as published by the United Kingdom Listing Authority, ScottishPower is required to send, together with the notice of the Extraordinary General Meeting, an explanatory circular to its shareholders, setting out, among other things, information about the

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Transaction and the terms of the Agreement. Such explanatory circular must be submitted to the United Kingdom Listing Authority for approval prior to its publication.

ITEM 5.	PROCEDURE

Applicants hereby request that there be no hearing on this Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the Notice under Rule 23 with respect to the filing of this Declaration by which comments may be entered, that an order authorizing the Solicitation be issued no later than June 29, 2005 and that such order be immediately effective.

The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and (iv) waive a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6.	EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

A-1	Articles and Memorandum of Association of ScottishPower (filed with the Commission on May 6, 1999 - File No. 333-77877)

B-1	Stock Purchase Agreement (previously filed)

B-2	Preliminary Proxy Materials (filed confidentially pursuant to Rule 104)

B-3	Final Proxy Materials (filed confidentially pursuant to Rule 104)

F-1.1	Opinion of Counsel (filed herewith)

G	Proposed Form of Notice (previously filed)

Financial Statements

FS-1	ScottishPower Consolidated Balance Sheet as of December 31, 2004 (filed with the Commission on February 11, 2005 File No. 011-14676)

FS-2	ScottishPower Consolidated Statement of Income as of December 31,2004 (filed with the Commission on February 11, 2005 File No. 011-14676)

FS-3	PacifiCorp Consolidated Balance Sheet as of March 31, 2005(filed with the Commission on May 27, 2005 File No. 001-05152)

ITEM 7.	STATEMENT AS TO ENVIRONMENTAL EFFECTS

None of the matters that are the subject of this Declaration involves a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Declaration will not result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Declaration.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Declaration to be duly signed on its behalf in the City of Glasgow and Country of Scotland on the 27th day of June, 2005.

ScottishPower plc

By	/s/ SIMON LOWTH
Simon Lowth
Executive Director, Finance and Strategy

Attest:

/s/ JAMES STANLEY
James Stanley
General Counsel

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Declaration for and on behalf of ScottishPower; that he is the Executive Director, Finance and Strategy of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ SIMON LOWTH
Simon Lowth
Executive Director, Finance and Strategy

Subscribed and sworn to before me

This 27th day of June 2005.

/s/ JAMES STANLEY
My commission expires: N/A

Exhibit F-1.1

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005

June 27, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Form Pre-effective amendment No. 1 to the Form U-1 Application-Declaration File No. 70-10312

Ladies and Gentlemen:

We refer to the Pre-effective amendment No. 1 to the Form U-1 Declaration File No. 70-10312 (“Declaration”) filed by Scottish Power plc (“ScottishPower”), a registered holding company. Capitalized terms and parties not defined herein shall have the meanings ascribed to such terms and parties in the Declaration.

This Declaration seeks approval pursuant to Section 12(e) of the Act for ScottishPower to solicit proxies from its Shareholders to approve the sale of PacifiCorp (“Sale”) at an Extraordinary General Meeting of Shareholders to be held on July 22, 2005. By subsequent application, ScottishPower will seek approval under Section 12(d) of the Act to execute the Sale and, upon completion of the Sale, an order de-registering ScottishPower and the Intermediate Holding Companies under Section 5(d) of the Act.

We have acted as counsel for ScottishPower in connection with this Declaration and, as such counsel, we are familiar with the corporate proceedings taken and to be taken by ScottishPower in the Declaration.

We have examined originals, or copies certified to our satisfaction, of such corporate records of ScottishPower, certificates of public officials, certificates of officers and representatives of ScottishPower and other documents as we have deemed it necessary to require as a basis for the opinions hereinafter expressed. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon statements of governmental officials and upon representations made by officers of ScottishPower and other appropriate persons, and statements contained in the Declaration.

The opinions expressed below in respect of the transactions described in the Declaration (“Transactions”) are subject to the following assumptions or conditions:

a.	The Transactions shall have been duly authorized and approved to the extent required by federal and state law and by the Board of Directors of ScottishPower;

b.	The Securities and Exchange Commission shall have duly entered an appropriate order or orders granting the Declaration and permitting the Declaration to become effective with respect to the Transactions;

c.	The Transactions shall have been accomplished in accordance with all approvals, authorizations, consents, certificates and orders of any applicable state commission or regulatory authority required for the consummation of the Transactions, and all such required approvals, authorizations, consents, certificates and orders shall have been obtained and remain in effect; and

d.	No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed above.

Based upon the foregoing, and having regard to legal considerations which we deem relevant, we are of the opinion that, in the event that the Transactions are completed in accordance with the Declaration, and subject to the assumptions and conditions set forth above:

1.	Applicants will be validly organized and duly existing under the appropriate state federal and U.K. laws;

2.	All state and federal laws applicable to the Transactions will have been complied with; and

3.	The consummation of the Transactions will not violate the legal rights of the holders of any securities of the Applicant.

We hereby consent to the use of this opinion as an exhibit to the Declaration. The opinions set forth herein are issued and expressed as of the date hereof. We do not assume or undertake any responsibility to advise you of changes in either fact or law which may come to our attention after the date hereof.

Very truly yours,

Milbank, Tweed, Hadley & McCloy LLP

MDD/JTO

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